

SEC 07004938 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arena Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8320 Falls of Neuse Road
(No. and Street)

PROCESSED

Raleigh (City) North Carolina (State) 27615 (Zip Code)

MAR 29 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Bass 919-247-7439
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hughes Pittman & Gupton, LLP
(Name – *if individual, state last, first, middle name*)

1500 Sunday Drive, Suite 300 (Address) Raleigh (City) NC (State) 27607 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 2007
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Bass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arena Capital Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

L. Carolyn Strickland

Notary Public Expires 11-22-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARENA CAPITAL ADVISORS LLC

Financial Statements

December 31, 2006

ARENA CAPITAL ADVISORS LLC

Table of Contents

December 31, 2006

HUGHES
PITTMAN
GUPTON

Independent Auditors' Report

The Members
Arena Capital Advisors LLC
Raleigh, North Carolina

We have audited the accompanying balance sheet of Arena Capital Advisors LLC as of December 31, 2006, and the related statements of income, members' equity (deficit) and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arena Capital Advisors LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hughes Pittman & Gupton, LLP

February 27, 2007
Raleigh, North Carolina

Certified Public Accountants

Hughes Pittman & Gupton, L.L.P.
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607

919.787.9765
919.787.9384 fax

ARENA CAPITAL ADVISORS LLC

Balance Sheet

December 31, 2006

Assets		
Current assets:		
Cash	$	9,761
Prepaid expense		286
Total current assets		10,047
Total assets	$	10,047
Liabilities		
Subordinated borrowing	$	9,000
Accrued interest, subordinated borrowing		1,960
Total liabilities		10,960
Members' deficit		(913)
Total liabilities and members' deficit	$	10,047

See accompanying notes to financial statements

ARENA CAPITAL ADVISORS LLC

Statement of Income

For the Year Ended December 31, 2006

Revenues	$	92,163
Expenses:		
General and administrative		89,128
Income from operations		3,035
Other expense:		
Interest expense		720
Net income	$	2,315

See accompanying notes to financial statements

ARENA CAPITAL ADVISORS LLC

Statement of Members' Equity (Deficit)

For the Year Ended December 31, 2006

Members' equity as of December 31, 2005	$	1,305
Members' contributions		3,500
Members' distributions		(8,033)
Net income		2,315
Members' deficit as of December 31, 2006	$	(913)

See accompanying notes to financial statements

ARENA CAPITAL ADVISORS LLC

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 2,315
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	524
Decrease in operating assets and increase in liabilities:	
Prepaid expense	89
Deposits	1,692
Accrued interest	720
Net cash provided by operating activities	5,340
Cash flows from financing activities	
Members' contributions	3,500
Members' distributions	(8,033)
Net cash used by financing activities	(4,533)
Net increase in cash	807
Cash as of beginning of year	8,954
Cash as of end of year	$ 9,761

See accompanying notes to financial statements

ARENA CAPITAL ADVISORS LLC

Notes to Financial Statements

December 31, 2006

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Arena Capital Advisors LLC (the "Company") was organized as David Bass & Associates LLC under the laws of the State of North Carolina on February 6, 2004. On March 8, 2006, the Company changed its name from David Bass & Associates LLC to Arena Capital Advisors LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The NASD requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in the provisions of SEC Rule 15c3-3(k)(1). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c-3-3," "Information for Possession or Control Requirements Under Rule 15c-3-3," and "Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts" are not applicable.

The Company provides financial advisory services, private capital placements, and other broker-dealer services approved by the NASD.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of a demand deposit account at a financial institution. As of December 31, 2006, the Company's cash balances were fully insured.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and money market funds purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2006 there were no cash equivalents.

ARENA CAPITAL ADVISORS LLC

Notes to Financial Statements

December 31, 2006

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Property and Equipment

Property and equipment are recorded at cost. Depreciation for equipment is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Computers and software	3-5 years
Furniture and fixtures	5 years

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when all services to the customer have been rendered and the Company is entitled to collect the fee from the issuer, as long as there are no other contingencies or performance obligations associated with the fee. The Company enters into certain agreements that contain multiple element arrangements. The Company separates the deliverables in these agreements into separate units of accounting. These agreements generally contain the delivery of a tangible product, such product is not subject to a right of return, which is considered a separate unit of accounting. In addition, the agreements generally contain certain services to be performed that are considered separate and distinct from the tangible product delivered. The Company recognizes the revenue from the services as earned in accordance with the agreement.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes.

ARENA CAPITAL ADVISORS LLC

Notes to Financial Statements

December 31, 2006

NOTE 2: PROPERTY AND EQUIPMENT

Property and equipment was fully depreciated as of December 31, 2006 and consisted of the following:

Computers and software	$ 1,733
Furniture and equipment	214
Total costs	1,947
Less accumulated depreciation	1,947
Property and equipment, net	$ -

NOTE 3: SUBORDINATED BORROWING

The Company has an unsecured note payable to one of its members in the amount of $9,000 as of December 31, 2006. The principal and interest, at a rate of 8% per annum, are due December 31, 2008. Interest expense for 2006 was $720.

The subordinated borrowing is available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital, as defined, of $7,801 which was $2,801 more than the required net capital, and its ratio of aggregate indebtedness to net capital was 0.25 to 1.

ARENA CAPITAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Computation of net capital as defined by Rule 15c3-1

Total members' deficit from audited statement of financial condition	$	(913)
Deduct members' equity not allowable for net capital		-
Total members' deficit qualified for net capital		(913)
Add:		
Subordinated borrowing allowable in computation of net capital		9,000
Total capital and allowable subordinated borrowing		8,087
Deductions and/or charges:		
Nonallowable assets		
Other assets		286
Total nonallowable assets		286
Net capital	$	7,801
Computation of basic net capital requirement		
Net capital	$	7,801
Minimum net capital required		5,000
Excess net capital	$	2,801

There were no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in Part IIA of Form X-17A-5 as of December 31, 2006.

HUGHES
PITTMAN
GUPTON

Report on Internal Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Members
Arena Capital Advisors LLC
Raleigh, North Carolina

In planning and performing our audit of the financial statements and supplemental schedule of Arena Capital Advisors LLC for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants

Hughes Pittman & Gupton, L.L.P.
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607

919.787.9765
919.787.9384 fax

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties, such as processing of cash receipts, cash disbursements and recordkeeping. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management of the Company, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hughes Pittman & Gupton, LLP

February 27, 2007
Raleigh, North Carolina

END